PROSPECTUS SUPPLEMENT NO. 2	Registration No. 333-138299
(To Prospectus Dated November 22, 2006)	Rule 424(b)(5) Prospectus

528,848 Shares

AVI BioPharma, Inc.

Common Stock

This prospectus supplement supplements the prospectus filed by AVI BioPharma, Inc. on November 22, 2006 as supplemented on December 13, 2007.

This is an offering of $696,016.85 of our common stock. We are offering all of the shares of common stock pursuant to this prospectus supplement. Our common stock is quoted on the Nasdaq Global Market under the symbol “AVII”. The last reported sale price of the common stock on March 27, 2008 was $1.77 per share.

Investing in our common stock and warrants involves risks. See “Risk Factors” beginning on page S-4 of the accompanying prospectus and “Forward-Looking Information” on page S-2 of this prospectus supplement.

This is supplement no. 2 to the prospectus dated November 22, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total
Public Offering Price	$1.3161	*	$696,016.85
Proceeds, before expenses, to AVI BioPharma	$1.3161	*	$696,016.85

* This price represents the price per share for shares of our common stock issued pursuant to the terms of the Agreement and Plan of Merger by and among the Company, EB Acquisition Corp., a Delaware corporation, and Ercole Biotech, Inc. a Delaware corporation, and Stockholder Representative dated March 12, 2008.

March 28, 2008

You should only rely on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information and if anyone provides you with different or additional information, you should not rely on it. We are not making an offer of these securities in any state where the offer of these securities is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the dates of the specific information.

TABLE OF CONTENTS

Prospectus Supplement

Unless we have indicated, or the context otherwise requires, references in this prospectus supplement to “AVI BioPharma,” “we,” “us,” or similar terms, are to AVI BioPharma, Inc.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing this information to you about this offering of common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding the offering. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering.

You should also read and consider the information in the documents that we have referred you to in “Where You Can Find More Information” on page S-6 of this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information, except for any information updated or superseded by information contained directly in the prospectus or this prospectus supplement.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We have based these forward-looking statements largely on our expectations. Forward-looking statements in this report include, but are not necessarily limited to, those relating to:

•                  our intention to introduce new products;

•                  receipt of any required FDA or other regulatory approval for our products;

•                  our expectations about the markets for our products;

•                  acceptance of our products, when introduced, in the marketplace;

•                  our future capital needs;

•                  results of our research and development efforts, and

•                  success of our patent applications.

Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in the “Risk Factors” and detailed herein and in our other Securities and Exchange Commission filings, including among others:

•                  the effect of regulation by the FDA and other governmental agencies;

•                  delays in obtaining, or our inability to obtain, approval by the FDA or other regulatory authorities for our products;

•                  research and development efforts, including delays in developing, or the failure to develop, our products;

•                  the development of competing or more effective products by other parties;

•                  the results of pre-clinical and clinical testing;

•                  uncertainty of market acceptance of our products;

•                  problems that we may face in manufacturing, marketing, and distributing our products;

•                  our inability to raise additional capital when needed;

•                  delays in the issuance of, or the failure to obtain, patents for certain of our products and technologies; and

•                  problems with important suppliers and business partners.

Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement or incorporated by reference might not occur. Factors that cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the “Risk Factors” section and elsewhere in this prospectus supplement.

Except for our ongoing obligations to disclose material information as required by the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All of the above factors are difficult to predict, contain uncertainties that may materially affect our actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for our management to predict all of such factors or to assess the effect of each factor on our business.

About AVI BioPharma, Inc.

We are a biopharmaceutical company developing therapeutic products principally based on third-generation NEUGENE® antisense technology. Our principal products in development target life-threatening diseases, including cardiovascular, infectious, and genetic diseases. Currently approved drugs or other therapies for these diseases often prove to be ineffective or produce undesirable side effects. Our pre-clinical and clinical studies indicate that our technology may lead to development of drugs that we believe offer more effective treatment options with fewer side effects than currently approved products. A patent estate including 186 patents (foreign and domestic) issued or licensed to us and 192 pending patent applications (domestic and foreign) protects our technologies. Our lead product candidate, Resten-NG®, which is targeted at cardiovascular disease, addresses a market we believe may exceed $3 billion worldwide.

Our executive offices are located at One S.W. Columbia, Suite 1105, Portland, OR 97258. Our telephone number is (503) 227-0554, fax number is (503) 227-0751, and our website address is www.avibio.com. The information on our website is not incorporated by reference into this prospectus.

This prospectus includes our trademarks and registered trademarks, including NeuGene®, Avicine®, Resten-NG®, Resten-CP™, and Oncomyc-NG™. Each other trademark, trade name or service mark appearing in this annual report belongs to its holder.

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand our business. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section beginning on page S-4 of the accompanying prospectus to determine whether an investment in our common stock is appropriate for you.

The Offering

Common stock offered by us	528,848 shares

Common stock to be outstanding after the offering	70,957,958 shares

Use of proceeds

The shares are being issued as payment by the Company as a result of the acquisition of Ercole Biotech, Inc. in satisfaction of various employment claims, severance agreements and other obligations of Ercole Biotech, Inc.

Risk factors

See “Risk Factors” beginning on page S-4 and “Forward-Looking Information” on page S-2 of this prospectus supplement for a discussion of material risks that prospective purchasers of our common stock should consider.

Nasdaq Global Market Symbol	AVII

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of March 28, 2008. As of that date, we had 70,957,958 shares of common stock outstanding, including 5,647,016 shares the Company anticipates will be issued in connection with the Company’s acquisition of Ercole Biotech, Inc. pursuant to the terms of the Agreement and Plan of Merger by and among the Company, EB Acquisition Corp., a Delaware corporation, and Ercole Biotech, Inc. a Delaware corporation, and Stockholder Representative dated March 12, 2008, but does not include:

• 7,216,260 shares of common stock underlying options outstanding at a weighted average exercise price of $3.57 per share;

• 14,302,396 shares of common stock underlying warrants outstanding at a weighted average exercise price of $7.92 per share; and

• 1,778,710 shares available for future grant under our stock option plan and 208,585 shares available for future issuance under our employee stock purchase plan.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described in the section entitled “Risk Factors” in any prospectus as well as in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and are incorporated herein by reference in their entirety, as well as other information in this prospectus and any other documents or reports incorporated by reference herein before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment.

USE OF PROCEEDS

The shares are being issued as payment by the Company as a result of the acquisition of Ercole Biotech, Inc. (“Ercole”) in satisfaction of various employment claims, severance agreements and other obligations of Ercole. The Company expects the purchasers to dispose of the shares in the open market from time to time following the date of this prospectus supplement. For additional information on the Ercole acquisition see our recent current reports on Form 8-K which have been filed with the SEC on March 25, 2008 and March 13, 2008.

DILUTION

The net tangible book value of our common stock on December 31, 2007 was approximately $23.3 million, or approximately $0.3618 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of the shares of common stock in this offering at a sales price of $1.3161 per share, our net tangible book value at December 31, 2007 would have been approximately $23.3 million, or approximately $0.9573 per share. This represents an immediate dilution of $0.3588 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Public offering price per share		$1.3161
Net tangible book value per share as of December 31, 2007	$0.3618
Decrease per share attributable to new investors	0.0030

Net tangible book value per share as of December 31, 2007 after giving effect to this offering		0.3588

Dilution per share to new investors		$0.9573

The foregoing table does not take into account further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the per share offering price to the public in this offering. As of December 31, 2007, there were 64,449,094 shares of common stock outstanding, which does not include:

6,304,453 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $4.60 per share;

13,856,411 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $8.12 per share; and

1,834,535 shares available for future grant under our stock option plan and 208,585 shares available for future issuance under our employee stock purchase plan.

PLAN OF DISTRIBUTION

The Company directly placed the securities with the purchasers in connection with the satisfaction of various employment claims, severance agreements and other obligations of Ercole. See “Use of Proceeds.”

LEGAL MATTERS

The validity of the shares of common stock being offered hereby has been passed upon for AVI BioPharma, Inc. by Davis Wright Tremaine LLP of Portland, Oregon.

EXPERTS

The financial statements of AVI BioPharma, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the units we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, as amended, and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement, as amended, and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as amended, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at Room 100 F Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Most of our SEC filings are also accessed through our website at www.avibio.com.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2007;
•	Current Reports on Form 8-K filed on March 25, 2008, March 13, 2008, March 3, 2008; February 13, 2008; and February 7, 2008; and
•	The description of our common stock contained in our registration statement on Form 8-A filed on May 29, 1997.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

AVI BioPharma, Inc.
Investor Relations
One S.W. Columbia
Suite 1105
Portland, OR 97258
Attn: Michael C. Hubbard
(503) 227-0554

528,848 Shares

Common Stock

PROSPECTUS SUPPLEMENT

March 28, 2008